Exhibit 99.1

Nisun International Announces $15 Million Share Repurchase Program

SHANGHAI, China, October 9, 2024 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd (“Nisun International” or the “Company”) (Nasdaq: NISN), a technology and industry driven integrated supply chain solutions provider, today announced that its Board of Directors has approved a share repurchase program under which the Company may purchase up to $15 million of its outstanding Class A common shares over the next 12 months.

Repurchases under this program may be made from time to time in the open market at prevailing market prices, depending on market conditions and other factors. The repurchase program will be funded using cash on hand and profits generated from the Company’s operations.

The share repurchase program reflects Nisun International’s confidence in its business outlook and long-term growth prospects. By reducing the total number of shares outstanding, the program is expected to enhance shareholder value by increasing earnings per share (EPS).

Mr. Xin Liu, CEO of Nisun International, commented: “We believe that our current stock price does not fully reflect the underlying value of our business and the significant opportunities ahead of us. This repurchase program underscores our confidence in the Company’s future and represents an efficient way to return value to our shareholders.”

The Company’s Board of Directors will review the share repurchase program periodically and may authorize adjustments of its terms and size. Nisun International is not obligated to purchase any specific number of shares under the program and may suspend or discontinue the repurchase program at any time, based on market conditions or other considerations.

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its industry experience, Nisun International is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries, Nisun International provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun International continues to deepen the field of industry segmentation through industrial and financial integration. Focusing on industry-finance linkages, Nisun International aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://ir.nisun-international.com/

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun International ’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun International encourages you to review other factors that may affect its future results in Nisun International ’s registration statement and in its other filings with the Securities and Exchange Commission. Nisun International assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contacts

Nisun International Enterprise Development Group Co., Ltd

Investor Relations
Tel: +86 (21) 2357-0055
Email: ir@cnisun.com